Filed by RF Micro Devices, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.
Commission File No.: 000-22660
Date: June 27, 2014

TO:     RFMD Employees
SUBJECT: Additional leadership appointments for our combined company

After interviewing qualified candidates from both RFMD and TriQuint, we are pleased to announce three additional appointments to the senior leadership team of the combined company. These executives have proven track records and will help lead the organization and report to me beginning Day One, the day the merger closes:

■ Brandi Frye as Vice President of Marketing – this leadership role has been revised from Chief Marketing Officer to increase emphasis on product line success through effective marketing and communication programs. Responsibilities include a “product release-to-sales and ramp” program as well as website, events, marketing communications, public relations, internal communications and Company brand

■ Gary Grant as Corporate Vice President of Quality – responsible for all corporate quality functions including customer quality, supplier quality and failure analysis/reliability labs

■ Hans Schwarz as Corporate Vice President of Business Development and Strategy– responsible for facilitating company-level strategy development and mergers and acquisitions (M&A)

We are still making final decisions regarding the General Counsel role. The executive in this role will serve as Secretary to the Board of Directors with responsibility for all corporate legal matters, including legal filings, intellectual property (IP) and technology licensing, contracts and litigation activities.

The six previously named leaders are expected to announce their organizational structure and the majority of their direct reports on July 7. The three leaders named in this integration update are expected to announce their organizational design and direct reports by the end of July. We appreciate your patience during this phase of the planning process, and ask that you continue to stay focused on your day-to-day business activities.

Please remember to visit the Integration Matters SharePoint site if you have questions about the integration. You can submit your own questions one of three ways:

1. Post anonymously via the Integration Matters web form
2. Email us at integrationmatters@rfmd.com
3. Ask your manager or local HR representative

We may not be able to answer all of your questions due to legal requirements, but we will answer as many as possible. We are providing regular updates to the FAQs and will continue to share what we know when we know it.

Thank you for your continued hard work toward the success of our combined company and this integration. We look forward to sharing additional updates and milestones along our exciting journey together.

Sincerely,

Bob Bruggeworth

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.